Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this supplemental circular and the accompanying supplemental proxy form to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This Supplemental Circular should be read together with the AGM Circular dated 20 April 2017. Letter from the Board is set out on pages 3 to 13 of this Supplemental Circular. The sole purpose of this Supplemental Circular is to provide the Shareholders of PetroChina Company Limited with information regarding election and appointment of directors and supervisors, so that the Shareholders of PetroChina Company Limited may make an informed decision on voting in respect of the resolutions to be tabled at the AGM.

A Supplemental Notice convening the AGM to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 8 June 2017 at 9 a.m. is set out on pages 14 to 16 of this Supplemental Circular. A supplemental form of proxy (“Supplemental Form of Proxy”) for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the Supplemental Form of Proxy accompanying this Supplemental Circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the Supplemental Form of Proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

5 May 2017

– i –

DEFINITIONS

In this supplemental circular, unless the context requires otherwise, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) issued by the Company to domestic investors and denominated in Renminbi

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“AGM Circular”	the circular of the Company dated 20 April 2017 relating to the AGM

“AGM Notice”	the notice of the Company dated 20 April 2017 relating to the AGM

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Company” or “the Company”	PetroChina Company Limited , a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“First Form of Proxy”	the form of proxy of the Company dated 20 April 2017

“Group”	the Company and its subsidiaries

DEFINITIONS

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this supplemental circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“Supplemental Circular”	the supplemental circular of AGM

“Supplemental Notice”	the supplemental notice of AGM

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Wang Yilin (Chairman)	World Tower
Zhang Jianhua (Vice Chairman)	16 Andelu
Wang Dongjin (Vice Chairman)	Dongcheng District
Xu Wenrong	Beijing 100011
Yu Baocai	PRC
Shen Diancheng
Liu Yuezhen	Office Address:
Liu Hongbin	9 Dongzhimen North Street
Zhao Zhengzhang	Dongcheng District
Chen Zhiwu*	Beijing 100007
Richard H. Matzke*	PRC
Lin Boqiang*
Zhang Biyi*

*	Independent non-executive Directors

5 May 2017

To the Shareholders

Dear Sirs,

ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

Reference is made to the AGM Circular of the Company dated 20 April 2017 and the announcement of the Company dated 27 April 2017. The purpose of this Supplemental Circular is to provide you with information on the election and appointment of Director candidates and Supervisor candidates, so that you may make an informed decision on voting in respect of the resolutions to be tabled at the AGM.

LETTER FROM THE BOARD

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

In accordance with the Articles of Association, the Board shall be composed of 11 to 15 members elected by the Shareholders’ general meeting and all Directors will hold office for a term of not more than three years. A Director may be re-elected upon the expiry of his term. The terms of 11 Directors of the Company, Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Zhao Zhengzhang, Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi, will expire on the date of the forthcoming AGM. Among them, Mr. Shen Diancheng (non-executive Director of the Company), Mr. Zhao Zhengzhang (executive Director of the Company), Mr. Richard H. Matzke and Mr. Chen Zhiwu (both independent non-executive Directors of the Company) will not participate in the re-election of Directors due to age and regulatory limitation on term of office. In addition, Mr. Xu Wenrong, a current Director of the Company, will no longer take the position as a Director and be proposed to be appointed as a Supervisor of the Company according to the actual work needs of the Company.

The proposals for re-election and election of the following candidates as Directors will be put forward to the Shareholders for review and approval by way of ordinary resolutions at the forthcoming AGM. The term of office of the Directors, if elected, will be three years, which will commence on the date when the relevant resolutions are approved at the AGM and expire on the date of the 2019 annual general meeting of the Company to be held in 2020. The Directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to the Directors’ duties, responsibilities and performance and the results of the Group. After the election of the Directors, together with Mr. Zhang Jianhua, the Director elected on October 2016, the Board of the Company will be composed of 14 Directors, including 5 independent non-executive Directors, meeting the requirement that at least one third of the directors should be independent non-executive directors. The nomination of Directors has considered the factors including gender, age, culture and educational background or professional experience of the board members under the diversity policy of Directors.

Director candidates	Current position in the Company	Proposals

Mr. Wang Yilin	Chairman	Re-elected to be a Director

Mr. Wang Dongjin	Vice Chairman, executive Director	Re-elected to be a Director

Mr. Yu Baocai	Non-executive Director	Re-elected to be a Director

Mr. Liu Yuezhen	Non-executive Director	Re-elected to be a Director

Mr. Liu Hongbin	Non-executive Director	Re-elected to be a Director

Mr. Hou Qijun	General manager of the Exploration and Production Company of the Company	Elected to be a Director

LETTER FROM THE BOARD

Director candidates	Current position in the Company	Proposals

Mr. Duan Liangwei	–	Elected to be a Director

Mr. Qin Weizhong	–	Elected to be a Director

Mr. Lin Boqiang	Independent non-executive Director	Re-elected to be an independent non- executive Director

Mr. Zhang Biyi	Independent non-executive Director	Re-elected to be an independent non- executive Director

Ms. Elsie Leung Oi-sie (female)	–	Elected to be an independent non- executive Director

Mr. Tokuchi Tatsuhito	–	Elected to be an independent non- executive Director

Mr. Simon Henry	–	Elected to be an independent non- executive Director

The biographical details of the Director candidates are set out below:

Wang Yilin, aged 60, is the Chairman of the Company, concurrently serving as the chairman of China National Petroleum Corporation (“CNPC”). Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of working experience in China’s oil and gas industry. From June 1996, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a Director of the Company. Mr. Wang served as the chairman of China National Offshore Oil Corporation and CNOOC Limited from April 2011. Mr. Wang served as the chairman of CNPC since April 2015, and concurrently serving as the Chairman of the Company since June 2015.

Wang Dongjin, aged 54, is a Vice Chairman and the President of the Company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. Mr. Wang has nearly 35 years of working experience in China’s oil and gas industry. From July 1995, Mr. Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr. Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr. Wang was appointed as the deputy general manager of CNPC. From May 2011, Mr. Wang was appointed as a Director of the Company. From July 2013, Mr. Wang was appointed as the President of the Company. From May 2014, Mr. Wang has been a Vice Chairman and the President of the Company.

LETTER FROM THE BOARD

Yu Baocai, aged 52, is a Director of the Company and the deputy general manager of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr. Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as the general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr. Yu worked as the deputy general manager of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr. Yu has been appointed a Director of the Company.

Liu Yuezhen, aged 55, is a Director of the Company and the chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has over 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd.. From November 2006, he served as the chief accountant of CASIC (Group) Company. He has served as the chief accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed a Director of the Company.

Liu Hongbin, aged 54, is a Director of the Company, concurrently serving as a deputy general manager of CNPC. Mr. Liu is a senior engineer and holds a bachelor’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Liu worked as the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the planning department of the Company from March 2002 and the director of the planning department of CNPC from September 2005. Mr. Liu was appointed as a Vice President of the Company in June 2007, and concurrently the general manager of the Marketing Branch of the Company in November 2007. Mr. Liu was appointed as the deputy general manager of CNPC in July 2013. Mr. Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

LETTER FROM THE BOARD

Hou Qijun, aged 50, is the general manager of the Exploration and Production Company of the Company and concurrently the deputy general manager of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. He worked as a director and the deputy general manager of Daqing Oilfield Company Limited since October 2002. He served as the general manager of Jilin Oilfield Company from October 2004, and concurrently an executive director and the general manager of Jilin Petroleum (Group) Company Limited from July 2007. He was appointed as a deputy general manager of PetroChina Natural Gas and Pipelines Company from September 2011 and concurrently the deputy general manager of Natural Gas Marketing Company from November 2011. He served concurrently as the director of PetroChina Oil & Gas Pipeline Control Center from March 2012. He was appointed as the general manager of Planning Department of CNPC and the General Manager of Planning Department of the Company from November 2013. He was appointed as the deputy general manager of CNPC in March 2017. Mr. Hou has been appointed concurrently as the general manager of Exploration and Production Company of the Company from April 2017.

Duan Liangwei, aged 49, is the deputy general manager and chief safety officer of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager and the chief safety officer of Jilin Petrochemical Company. From March 2010, he served concurrently as the general manager of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager of Dagang Petrochemical Company. From July 2013, he served as the general manager of PetroChina Dalian Petrochemical Company, a manager of Dalian PetroChemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as the deputy general manager of CNPC in March 2017. Mr. Duan became the chief safety director of CNPC in April 2017.

Qin Weizhong, aged 45, is the deputy general manager of CNPC. Mr. Qin is a senior engineer and holds a doctorate degree. He has over 20 years of working experience in China’s oil and petrochemical industry. From October 2004, he served as a deputy director of Development & Planning Department of Sinopec. From May 2007, he worked concurrently as a director of New Energy Office of Sinopec. From July 2010, he served as a director of Sinopec Jiujiang Petrochemical Plant and the General Manager of Sinopec Jiujiang Company. He was appointed as the deputy general manager of CNPC in March 2017.

Lin Boqiang, aged 59, is an Independent Non-executive Director of the Company. He has a Ph.D in economics from the University of California, United States of America. Mr. Lin was the economist (energy) of Asian Development Bank and is currently the associate dean of New Huadu Business School, dean of China Institute for Studies in Energy Policy of Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy, director for China Centre for Energy Economics Research and a doctoral tutor of Xiamen University. Mr. Lin is a “Changjiang Scholar” distinguished professor of the Ministry of Education in 2008. Mr. Lin is currently a vice chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a member of the Energy Partnership Advisory and a vice chairman of the Global Agenda Council on energy security of the World Economic Forum based in Davos, Switzerland. Mr. Lin has been appointed an Independent Non-executive Director of the Company from May 2014.

LETTER FROM THE BOARD

Zhang Biyi, aged 63, is an Independent Non-executive Director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr. Zhang has been appointed an Independent Non-executive Director of the Company from October 2014.

Elsie Leung Oi-sie, aged 78, is the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc., China Resources Power Holdings Co., Ltd. and Beijing Tong Ren Tang Chinese Medicine Co., Ltd.. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region and a member of Executive Council of HKSAR. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal.

Tokuchi Tatsuhito, aged 64, is the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, the senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R, of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd.. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China‘s highest award for foreigners.

LETTER FROM THE BOARD

Simon Henry, aged 55, fellow of the UK Chartered Institute of Management Accountants, has rich experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He acted for 8 years until March 2017 as Chief Finance Officer and executive director of the Board of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and as a non-executive director of the board of Rio Tinto plc.

Save as disclosed above, as at the date of this Supplemental Circular, none of the Director candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder or controlling Shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there is no information on any of the Director candidates to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

PROPOSED RE-ELECTION AND ELECTION OF SUPERVISORS

In accordance with the Articles of Association, the Supervisory Committee shall be composed of 9 members and all Supervisors will hold office for a term of three years. A Supervisor may be re-elected upon the expiry of his term. The terms of 7 Supervisors of the Company, Mr. Guo Jinping, Mr. Zhang Fengshan, Mr. Li Qingyi, Mr. Jia Yimin, Mr. Jiang Lifu, Mr. Yang Hua (employee representative Supervisor) and Mr. Li Jiamin (employee representative Supervisor), will expire on the date of the forthcoming AGM. Among them, Mr. Guo Jinping, Mr. Li Qingyi, Mr. Jia Yimin and Mr. Yang Hua will not participate in the re-election of Supervisors due to age and other work commitment. The remaining one vacancy of shareholder representative Supervisor will be filled in due course.

The proposals for re-election and election of the following candidates as Supervisors will be put forward to the Shareholders for review and approval by way of ordinary resolutions at the forthcoming AGM. The term of office of the Supervisors, if elected, will be three years, which will commence on the date when the relevant resolutions are approved at the AGM and expire on the date of the 2019 annual general meeting of the Company to be held in 2020. The Supervisors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to the Supervisors’ duties, responsibilities and performance and the results of the Group. In addition, according to the Articles of Association, 2 employee representative Supervisors of the Company will be elected democratically by the employees. The election result of the employee representative Supervisors will be further announced.

LETTER FROM THE BOARD

Supervisor candidates	Current position in the Company	Proposals

Mr. Xu Wenrong	Non-executive Director	Elected to be a Supervisor

Mr. Zhang Fengshan	Supervisor, safety director and the general manager of quality, safety and environment department	Re-elected to be a Supervisor

Mr. Jiang Lifu	Supervisor, general manager of the reform and corporate management department	Re-elected to be a Supervisor

Mr. Lu Yaozhong	General manager of M&A department	Elected to be a Supervisor

The biographical details of the Supervisor candidates are set out below:

Xu Wenrong, aged 55, is a Director of the Company, concurrently serving as a deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has nearly 35 years of working experience in China’s oil and gas industry. From November 1997, he served as deputy director of Bureau of Oil Geophysical Prospecting of CNPC. From December 1999, he served as director of Bureau of Oil Geophysical Prospecting of CNPC. From December 2002, he served as vice chairman and general manager of Oriental Geophysical Prospecting Co., Ltd.. From January 2004, he served as assistant to the general manager of CNPC. From September 2005, he concurrently served as director of the development research department of CNPC. From July 2006, he concurrently served as Chairman of CNPC Services & Engineering Ltd. From June 2011, he served as director, head of disciplinary inspection team, Chairman of trade union and director of China Shipping Management Cadres College of China Shipping (Group) Corporation. From February 2014, he served as deputy general manager and head of disciplinary inspection team of China Shipping (Group) Corporation. From July 2015, he served as the head of discipline inspection team of China Shipping (Group) Corporation. From January 2016, he served as deputy general manager of CNPC. From May 2016, he has been serving as a Director of the Company.

Zhang Fengshan, aged 55, is a Supervisor and concurrently the safety director and the general manager of quality, safety and environment department of the Company and the deputy safety director and the general manager of safety, environment and energy conservation department and the director of safety, environment supervision center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Zhang was the deputy director of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director of Liaohe Petroleum Exploration Bureau from August 2004, general manager of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the general manager of safety, environment and energy conservation department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr. Zhang has been the safety director of the Company and deputy safety director of CNPC. From December 2015, Mr. Zhang was appointed as the director of safety, environment supervision center of CNPC concurrently. From December 2016, he has concurrently been serving as the general manager of the quality, safety and environmental department of the Company and the general manager of the quality, safety and environmental department of CNPC.

LETTER FROM THE BOARD

Jiang Lifu, aged 53, is a Supervisor of the Company, and concurrently the general manager of the reform and corporate management department of the Company and concurrently the general manager of the reform and corporate management department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has over 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of M&A department of the Company from August 2003, deputy director of the planning department of CNPC from May 2005, deputy general manager of the planning department of the Company from June 2007 and concurrently deputy director of the planning department of CNPC. He has been the general manager of the enterprise management department (internal control and risk management department) of the Company and the general manager of the enterprise management department (internal control and risk management department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed as a Supervisor of the Company. In April 2015, he was appointed the general manager of the reform and corporate management department of the Company and concurrently the general manager of the reform and corporate management department of CNPC.

Lu Yaozhong, aged 52, is the general manager of M&A department of the Company, and concurrently the general manager of M&A department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He served as the chief accountant of PetroChina Kazakhstan Company from December 2009 and chief accountant of Overseas Exploration and Development Branch Company (China National Oil and Gas Exploration and Development Corporation) from August 2013. Mr. Lu has been appointed as the general manager of M&A department of the Company and concurrently the general manager of M&A department of CNPC since April 2017.

Save as disclosed above, as at the date of this Supplemental Circular, none of the Supervisor candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder or controlling Shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there is no information on any of the Supervisor candidates to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

An AGM will be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed election and appointment of Directors and Supervisors by way of ordinary resolutions. A Supplemental Form of Proxy for use at the AGM are enclosed with this Supplemental Circular.

The AGM Supplemental Notice is set out on pages 14 to 16 of this Supplemental Circular.

As a result of the additional resolutions proposed subsequent to the dispatch of the AGM Notice, the First Form of Proxy for the AGM sent together with the AGM Notice does not contain the additional resolutions proposed as set out in this Supplemental Circular. In this connection, a Supplemental Form of Proxy for the AGM is enclosed with this Supplemental Circular. Whether or not you are able to attend the AGM, you are requested to complete and return the Supplemental Form of Proxy in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the Supplemental Forms of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

The Supplemental Form of Proxy will not affect the validity of any form of proxy duly completed by you in respect of the resolutions set out in the AGM Notice. If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the AGM, but do not complete and deliver the Supplemental Form of Proxy, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the Supplemental Notice. If you do not complete and deliver the First Form of Proxy but have completed and delivered the Supplemental Form of Proxy and validly appointed a proxy to attend and act for you at the AGM, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the AGM Notice.

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 8 May 2017 (Monday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 8 May 2017 to 8 June 2017 (both days inclusive), during which period no share transfer of H Shares will be registered.

LETTER FROM THE BOARD

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case that the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM, and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the Supplemental Form of Proxy and reply slip of the Company dated April 20 2017 whether or not you intend to attend the AGM. Completion and return of the Supplemental Form of Proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the proposed election and appointment of the Director candidates and Supervisor candidates as Directors and Supervisors of the Company are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the Supplemental Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wang Yilin
Chairman

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2016

Reference is made to the circular of PetroChina Company Limited (the “Company”) dated April 20 2017 (the “AGM Circular”) and the notice of the Company dated April 20 2017 (the “AGM Notice”), which set out the time and venue of the Company’s annual general meeting of 2016 (the “AGM”) and contain the resolutions to be tabled before the AGM for the approval of the Company’s shareholders. Unless otherwise indicated, the capitalized terms used in this supplemental notice shall have the same meaning as those defined in the supplemental circular of the AGM of the Company dated 5 May 2017.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC as previously planned, to consider and, if thought fit, pass the following ordinary resolutions, in addition to the resolutions set out in the AGM Notice:

ORDINARY RESOLUTIONS

9.	To consider and, if thought fit, pass the following resolutions:

9.01	To consider and approve the election of Mr. Wang Yilin as a Director of the Company;

9.02	To consider and approve the election of Mr. Wang Dongjin as a Director of the Company;

9.03	To consider and approve the election of Mr. Yu Baocai as a Director of the Company;

9.04	To consider and approve the election of Mr. Liu Yuezhen as a Director of the Company;

9.05	To consider and approve the election of Mr. Liu Hongbin as a Director of the Company;

9.06	To consider and approve the election of Mr. Hou Qijun as a Director of the Company;

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

9.07	To consider and approve the election of Mr. Duan Liangwei as a Director of the Company;

9.08	To consider and approve the election of Mr. Qin Weizhong as a Director of the Company;

9.09	To consider and approve the election of Mr. Lin Boqiang as a Director of the Company;

9.10	To consider and approve the election of Mr. Zhang Biyi as a Director of the Company;

9.11	To consider and approve the election of Ms. Elsie Leung Oi-sie as a Director of the Company;

9.12	To consider and approve the election of Mr. Tokuchi Tatsuhito as a Director of the Company; and

9.13	To consider and approve the election of Mr. Simon Henry as a Director of the Company.

10.	To consider and, if thought fit, pass the following resolutions:

10.01	To consider and approve the election of Mr. Xu Wenrong as a Supervisor of the Company;

10.02	To consider and approve the election of Mr. Zhang Fengshan as a Supervisor of the Company;

10.03	To consider and approve the election of Mr. Jiang Lifu as a Supervisor of the Company; and

10.04	To consider and approve the election of Mr. Lu Yaozhong as a Supervisor of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

5 May 2017

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	A supplemental form of proxy (“Supplemental Form of Proxy”) in respect of the ordinary resolutions mentioned above is enclosed with this Supplemental Notice. To be valid, for holders of A Shares, the Supplemental Forms of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

2.	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his behalf. A proxy need not to be a shareholder of the Company. The Supplemental Form of Proxy will not affect the validity of any form of proxy duly completed by you in respect of the resolutions set out in the AGM Notice. If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the AGM but do not complete and deliver the Supplemental Form of Proxy, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the Supplemental Notice. If you do not complete and deliver the First Form of Proxy but have completed and delivered the Supplemental Form of Proxy and validly appointed a proxy to attend and act for you at the AGM, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the AGM Notice.

3.	Please refer to the AGM Circular and AGM Notice for details in respect of the time and venue of the AGM, other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy forms, registration procedures, closure of register of members, reply slips and other relevant matters in relation to the AGM.

As at the date of this supplemental notice, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.